Arrow Cars International Inc.
                   Calle de Escritor Herrara Santaolala, No. 2
                         Churriana, Malaga, Spain 29140

                                January 28, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Justine Dobbie, Legal Branch Chief
           Sonia Bednarowski, Esq.
           Mr. Juan Migone
           Mr. David Humphrey

Re: Arrow Cars International Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed December 19, 2012
    File No. 333-184611

Dear Madam and Sir:

     This letter is in response to your letter to me of January 7, 2013, regarding the above referenced filing ("Comment Letter").

     Our responses to the Comment Letter follow:

GENERAL

1. We note your response to our prior comment 3 and reissue in part. Please revise to file all material agreements pursuant to Item 601(b)(10) of Regulation S-K. If you do not believe that any of your debt obligations of approximately $1,050,000, your senior credit facility or the personal guarantee provided by Mr. Harris are material, please tell us why you believe that these agreements are not material pursuant to Item 601(b)(10).

     RESPONSE:

     We have included new exhibits to our amended filing: Exhibit 10.5 (BANKINTER Credit Line 327), Exhibit 10.6 (BANKINTER Credit Line 114), Exhibit
10.7 (Banco Popular Credit Line) and Exhibit 10.8 (Banco Popular Bank Loan). The originals of the documents attached as Exhibits 10.5, 10.6, 10.7 and 10.8 were duly executed by the parties thereto. We have also included a new Exhibit 99.2 in our amended filing, which contains a clearer presentation of our various credit lines, bank loans, leasing contracts, etc. Exhibit 99.2 contains a summary of the terms of 57 leasing contracts, none of which is considered material. The disclosures in Exhibit 99.2 have also been included in our MD&A section of our amended filing.

     Mr. Harris has personally guaranteed all agreements with the Company's lenders. In addition, under Spanish law, Mr. Harris is jointly and severally liable on all Company debts, notes, etc. We have revised our disclosure under the heading "Certain Relationships and Related Transactions" on page 45 of our amended filing to read as follows:

     "Jeremy D. Harris is the personal guarantor on approximately $1,050,000 related to our secured loan, credit lines and leasing contracts. In addition, by virtue of Spanish law, Mr. Harris is jointly and severally liable on all of the Company's bank lines of credit and automobile leasing contracts."

2. We note your response to our prior comment 4 and reissue. In particular, we note that you did not revise your disclosure in the prospectus in response to the comment. Please revise your Business section to disclose any past or current arrangement with GEP Partners. In addition, please include a brief explanation of why you did not complete a reverse merger as contemplated by your agreement with GEP Partners.

     RESPONSE:

     We have changed our disclosure on page 34 of our amended filing to state the following:

     "On December 16, 2010, the Company executed an agreement with GEP Partners Plc., a limited company based in Dubai and the United Kingdom. GEP Partners agreed to act as financial advisor in assisting the Company to merge with a fully listed, compliant, and registered company listed on the OTCBB in the United States. In exchange, the Company agreed to pay $135,000 in fees and exchange 3,000,000 company's equity at a valuation of $0.001 per share. In March 2012, due to the fact that a suitable candidate had not been identified, the Company and GEP verbally agreed that the Company (Predecessor) would be acquired by a private Florida corporation (the Successor) and subsequently file a registration statement with the SEC, and that GEP would continue to be retained to consult in the process of assisting Arrow Cars International Inc. with registering its shares with the SEC and helping the Company with having its common stock quoted on the Over-the-Counter Bulletin Board."

OUR BUSINESS, PAGE 3

3.   We note your revised disclosure  regarding your "Rent to Own" model on page
     3. Please revise to clarify what you mean by "low" by providing quantitative information. Alternatively, please revise to remove the word "low."

     RESPONSE:

     We have clarified what we mean by "low" on page 3 of our amended filing to read as follows:

     "After the vehicle has been leased for between 12 and 36 months under our AutoOasis - Easy Car Leasing program, the vehicle is then transferred to our "AutoOasis - Rent to Own" program. Customers choosing to use our AutoOasis - Rent to Own service make an initial deposit of approximately 30% of the vehicle value, followed by 36 monthly payments. One of our more popular vehicle models is the Skoda Fabia 1.4 TDI. Our current "Easy Car Leasing" 28 day rental rate for an economy group vehicle like the Skoda Fabia 1.4 TDI is $526. The AutoOasis
- "Rent to Own" monthly rental rate for the same group of vehicles over 36 months is $316 , including insurance of approximately $54 per month and maintenance of approximately $68 per month. The monthly maintenance expenses will obviously vary depending on mileage and wear and tear of a particular vehicle. Once the 36 month "Rent to Own" contract has expired, ownership of the

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vehicle is transferred to the customer. We do not conduct credit score checks or require credit card payments, so our clients, who are unwilling or unable to obtain financing can still drive a modern, safe, economical vehicle while participating in our AutoOasis - "Rent to Own" program."

4. Please revise your disclosure in the last sentence on page 3 that your "Try Before You Buy" program increases the peace of mind for your customers to state as a belief.

     RESPONSE:

     We have revised this sentence in our amended filing to state that it is our belief.

5. Your statement on page 4 that "[o]nce [your] vehicles are between one and three years old, [you] deploy them to [your] "Rent to Own" program appears to contradict your statement on the previous page that "after the vehicle has been hired for around 12 months" it is transferred to the Rent to Own program. Please revise or advise.

     RESPONSE:

     We have revised our disclosure throughout our amended filing to state that once our vehicles are between one and three years or 12 and 36 months old, we deploy them to our "Rent to Own" program.

6. Please revise to disclose to what qualifies as change of circumstances such that a purchaser using your "Rent to Own" program decides to return the car will not be penalized.

     RESPONSE:

     We have revised our disclosure in page 4 of our amended filing by including what qualifies as a change of circumstances:

     "Once the vehicles in our AutoOasis Easy Car Rental program are between one and three years old, we deploy them to our AutoOasis Rent to Own program where we sell them under a rent to own contract of 36 months duration (with no credit checks and the option to return the car, if necessary, without penalty if the contract purchaser's circumstances change, such as when the customer can no longer meet the monthly payments due to lack of employment or their own business' poor performance. In any case, the customer can return the vehicle at any time and for any reason without penalty."

7. Please revise to tell us why you believe that your "Rent to Own" program allows you to obtain better prices than you would likely realize as trade-in value or from sales to third parties.

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
     RESPONSE:

     We have revised our disclosure on page 4 of our amended filing to read as follows:

     "1. Allows us to maintain a modern fleet of rental cars, while providing us the ability to dispose of older vehicles at better prices than we would likely realize as trade-in value or from sales to third parties. In Spain, trade in values are lower than retail values.
     2. Provides another income stream due to the financing, insurance and maintenance profit realized from the Rent to Own contracts."

8. We note your revised disclosure on page 5 that after the rent to own contract has expired, the customer can choose to return the vehicle to you. Please revise to provide a brief explanation as to how you compensate the owner for the returned vehicle. For example, disclose whether the owner trades in the car for a new rent to own car, paying only the difference between the value of the trade in and the new car.

     RESPONSE:

     We have revised our disclosure on page 5 of our amended filing to read as follows:

     "6. Once the "Rent to Own" contract has expired, the customer can choose to return the vehicle and pick up another car from the AutoOasis "Rent to Own" fleet and begin the rent to own process again. The value of vehicles returned to us from the "Rent to Own" program will be determined according to the mileage, condition, age, market value and cost of repairs, etc. The value of the returned vehicle will be used to offset the deposit required to begin a new "Rent to Own" contract. If the value of the returned vehicle is less than the initial 30% deposit required for the "Rent to Own" program, the customer will have to make up the difference by paying additional cash. If the value of the returned vehicle is greater than the initial 30% deposit, the extra amount will be deducted from the "Rent to Own" contract by either reducing the total contract period or reducing monthly rental amounts, which ever the customer desires. The returned car will be restored to a saleable condition and be "resold" under a new "Rent to Own" contract."

RISK FACTORS, PAGE 6

9. We note your response to our prior comment 11 and reissue in part. Please revise the opening paragraph of your risk factors section to remove the reference to "additional risks and uncertainties not presently known to us" as it is inappropriate to reference unknown risks and uncertainties in this section.

     RESPONSE:

     We have deleted the inappropriate language from our amended filing.

WE ARE VULNERABLE TO THE CURRENT ECONOMIC CRISIS WHICH MAY NEGATIVELY AFFECT, PAGE 11

10. We note your response to our prior comment 15 and reissue in part. Please revise to disclose how you believe the current economic conditions in Spain

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     are affecting your business.  We note that you have addressed general risks that could impact "all companies, particularly small companies." Please revise to address the risk to your business.

     RESPONSE:

     We have revised our disclosure on page 9 of our amended filing to be more "Spain specific" and by discussing the impact on our Company in this risk factor.

USE OF PROCEEDS, PAGE 14

11. We note your response to our prior comment 19 and reissue in part. With a view towards revised disclosure, please tell us whether you already have an agreement to obtain the financing arrangement described in footnote 3.

     RESPONSE:

     Since we have decided to use proceeds of the offering to purchase vehicles outright instead of using the proceeds as leverage for financing, we have revised our Use of Proceeds section and deleted the prior footnote 3, accordingly.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF DEVELOPMENT STAGE ACTIVITIES, PAGE 20

12. Please revise your discussion of operating results, for each of the periods presented, to include a robust comparative discussion of changes in your operating results, including the qualitative and quantitative factors impacting both revenue and expenses.

     RESPONSE:

     We have updated the discussion of operating results but we see little sense in including a comparative discussion on the changes in our operating results for the prior years or periods are solely made up of the precedessor's accounts and the current periods are made up of the successor's accounts; this leads us to believe that the comparisons would be ambigious.

13. We note your response to our prior comment 26 and reissue. Please revise to disclose the material terms of your leasing contracts, secured loans and letters of credit in this section.

     RESPONSE:

     We have added the material terms of all of our leasing contracts, secured loans and letters of credit to the management's discussion and analysis section of our amended filing.

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
PROPOSED MILESTONES TO IMPLEMENT OUR BUSINESS OPERATION, PAGE 22

IF WE ACHIEVE THE MINIMUM FUNDING, PAGE 22

INTRODUCE AND DEVELOP A NEW FLEET MANAGEMENT SYSTEM, PAGE 22

14. We note your response to our prior comment 28 and reissue in part. Please revise to clarify what you mean by a "semi bespoke system." In addition, please revise to clarify that it is your belief that the "system has the facility to exactly coordinate the return, repairs, servicing, cleaning and preparation [of] each vehicle for re-hire in the shortest amount of time."

     RESPONSE:

     We have revised our disclosure on pages 26 and 29 of our amended filing to read as follows;

     "A semi bespoke system (designed by thermeon.com to maximize fleet efficiency) will be introduced and developed during the first quarter of 2013 in conjunction with our fleet expansion. In addition to general fleet management, the standard system is a template with the facility to fine tune certain elements allowing us to semi bespoke features to suit our model. Information entered into the system via a tablet device and networked throughout each department, can record the return of a vehicle, any damage, maintenance and cleaning required and automatically allocate the amount of time to complete the repairs. This information can be sent to each department along with a schedule of when to expect the vehicle. The reservations department can also be informed when the vehicle will be returned for rehire thus helping to maximizing fleet utilization.

     Using a bar code system and a series of alerts it will automatically inform each department:

     1)   Of the scheduled repairs/preparation required.
     2)   Orders parts/materials required.
     3)   When each department should expect a vehicle.
     4)   The pre-determined time allocated for the work to be carried out. "

APPROACH SMALL TO MEDIUM SIZED BUSINESS IN SPAIN, PAGE 23

15. Please revise to include the cost of obtaining the fleets of other businesses and briefly describe the business arrangements you intend to make with the operators of other fleets. Similarly, please revise your disclosure on page 27 to include an estimate of the cost of attaining the fleets of at least 10 companies and include a brief discussion of the business arrangements you intend to make with the operators of the other fleets.

     RESPONSE:

     We believe that we did not explain ourselves correctly as we do not intend to obtain or purchase the fleets of other companies. We have revised our disclosure on pages 27 and 31 of our amended filing, accordingly.

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
EXPAND OUR OPERATION IN GIBRALTAR, PAGE 23

16. We note your response to our prior comment 34 and reissue in part. It does not appear that you have disclosed how you intend to increase your client base in Gibraltar on page 23. Please revise by briefly describing how you intend to increase your client base here or include a cross-reference to page 27. In addition, please revise to clarify what you mean by a "large market" by providing quantitative information. Finally, with a view towards revised disclosure, please tell us whether you currently have contracts with the companies list on page 27 in your Expand Our Operation in Gibraltar section. If you do not, please revise to remove the names of such companies.

     RESPONSE:

     We have revised our disclosure on pages 27 and 31 of our amended filing by including the following language:

     "24% of our entire fleet is driven by customers working in the tax free haven of Gibraltar (on the southwestern tip of Spain). Gibraltar is home for many off shore gaming companies and banks, employing foreigners on a temporary basis. We intend to increase our client base in Gibraltar by a minimum of 300% by;

     1) By employing the services of an independent sales company to sell our service directly to these potential clients.
     2) By collaborating with the companies directly to introduce our services as part of a "welcome package" to new arrivals to ensure their arrival in new country is a more relaxed process. However, there is no guarantee that we will be able to increase our client base by a minimum of 300%."

BEGIN RECRUITMENT OF AGENTS FOR THE RENT TO OWN BUSINESS EXPANSION, PAGE 23

17. Please revise to clarify what you mean by your disclosure on page 23 that your "Rent to Own" sector has been "successfully" tested.

     RESPONSE:

     We have revised our disclosure on page 28 of our amended filing to read as follows:

     "The "Rent to Own" sector of the AutoOasis business model has been successfully tested because between December 31, 2011 and October 31, 2012 we transferred 40 of our vehicles from "Easy Car Leasing" customers to "Rent to

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Own"  customers.  During  the third  quarter of 2013,  we intend to develop  our dealer agency network by beginning the recruitment of agents in preparation for the Easy Car Leasing fleet being transferred to "Rent to Own" during the first quarter of 2014."

DEVELOP RELATIONSHIPS WITH VEHICLE SUPPLIERS IN THE USA, PAGE 23

18. We note your response to our prior comment 31 and reissue in part. Please revise to clarify whether you intend to purchase vehicles from Ford and Toyota or develop some other type of arrangement as you expand your operations.

     RESPONSE:

     We have revised our disclosure on pages 28 and 30 of our amended filing to read as follows:

     "We do not have any operations in the U.S.A at this time. During May 2012, our management traveled to Orlando, Florida to meet with the Ford Fleet National Account Manager and Ford Rental Sales Manager and the Regional Fleet Manager for Southeast Toyota Distributors and began initial discussions regarding our planned expansion into Florida. Communication has been maintained with these people pending another trip to the U.S. Prior to our Company entering the U.S. market, we will communicate with other vehicle manufacturers and suppliers. The supplier offering an arrangement that suit our needs will be the one we use to provide our fleet. During our expansion, fleet suppliers will probably change due to price and supply and terms and conditions fluctuations. Market forces such as the cost of fuel and model desirability will also be factors that determine the fleet we choose to operate."

BUSINESS, PAGE 30

CURRENT OPERATIONS, PAGE 31

19. We note your response in our prior comment 37 that the average long term rental of your cars has been seven months since 2005 and that, since July 2009, your average fleet utilization has been 92%. Please revise to disclose the average long term rental of your cars in the last fiscal year and your average fleet utilization in the last fiscal year. In addition, please revise to disclose whether your fleet utilization varies depending on season and, to the extent that it does, please discuss.

     RESPONSE:

     We have revised our disclosure on page 35 of our amended filing by adding the following language:

     "During the fiscal year ended December 31, 2012, the average long term rental for our Easy Car Leasing vehicles was 7.1 months. 46% of the Easy Car Leasing fleet has been leased to the same clients prior to 2012, throughout the entire 2012 fiscal year and continue into 2013 without breaking the rental.

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
     Our average fleet utilization during the 2012 fiscal year was 92% (including vehicles unable to be hired due to accident damage or mechanical failure). Our fleet utilization peaked at 95% during August, October and November 2012. Our lowest fleet utilization of 89%, 90%, and 88% were recorded during January, February and March 2012, respectively. These fluctuations are typical as foreigners take advantage of cheap post Christmas flights home and business owners will experience a slowdown in trade after the Christmas peak season."

DESCRIPTION OF PROPERTY, PAGE 36

20. We note your response to our prior comment 42 and reissue in part. Please revise to clarify that in order to fully implement your business plan you will require additional office space.

     RESPONSE:

     We have revised our disclosure on page 39 of our amended filing to read as follows:

"DESCRIPTION OF PROPERTY

     We currently do not own any property. Our headquarters are located within a five minute drive of the Malaga International Airport in Malaga, Spain, where we operate from a 360 square meter (3,875 square feet), 2-story vehicle showroom and a 350 square meter (3,767 square feet) vehicle maintenance, repair and preparation center, which already has adequate room for our planned expansion. We lease this facility under a written lease agreement dated April 12, 2012, that will expire on May 31, 2013, and can be renewed through May 31, 2017. Our monthly lease expense for this facility is 2,500 Euros (approximately U.S. $3,565). We consider our current principal office space arrangement adequate. Assuming we raise between $1,000,000 and $2,000,000 in this offering. If we raise between $2,000,000 and $5,000,000, we believe we will need to move to a larger premises to fully implement our business plan."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 41

21. We note your disclosure in response to our prior comment 45 that Mr. Harris is the personal guarantor on all of your bank lines and automobile leasing contracts. Please revise to disclose the aggregate amount of debt that is guaranteed by Mr. Harris.

     RESPONSE:

     Please see our response to comment 1, above.

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS, PAGE F-3

22. We note you revised your financial statements to update for the nine months ended September 30, 2012. However, please revise to include the comparative period for the nine months ended September 30, 2011. For guidance, refer to Rule 8-03 of Regulation S-X.

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
     RESPONSE:

     We have included the the nine months ended September 30, 2011 comparative balance sheet, income statement, statement of cash flows and also shareholders equity (deficit).

NOTE 1 - BACKGROUND, PAGE F-6

23. On page 32, you indicate that once the rent-to-own contract has expired, the customer can choose to return the vehicle and collect another "new car" from the AutoOasis fleet. Also, on page F-6, you indicate that such customer can use the vehicle as a deposit for a newer rent-to-own car and continue to pay monthly lease payments for an additional 36 months. Please tell us how you determine the value of the returned vehicle. In this regard, it is unclear whether or not the customer automatically receives full credit for the required 30% deposit on a newer rent-to-own car. Please advise.

     RESPONSE:

     We have revised our disclosure on page F6 to state the following:

     "The value of returned "Rent to Own" vehicle will be assessed on mileage, condition, age, market value and cost of repairs, etc. The assessed valuation will be used toward the deposit required to begin a new "Rent to Own" contract. If the valuation is less than the initial 30% deposit the customer will be asked to supplement the difference. If the valuation is greater than the initial 30% deposit the extra amount will be deducted from the monthly rental payments (by way of reducing the total contract period or reduced monthly rental amounts. This decision will always be the customer's choice)."

NOTE 2 - BASIS OF PRESENTATION AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, PAGE F-7

VEHICLES, PAGE F-7

24. You indicate that your depreciation methodology is an activity-based method similar to the units of production method. In this regard, please provide us with significant support regarding the appropriateness of using such a depreciation methodology. Also, in your response to our previous comment 25, you state that a 16% annual depreciation rate is applied on a monthly pro rata basis while your cars are in the Easy Car Leasing program. This suggests that you use a straight-line depreciation methodology. Please explain this apparent inconsistency.

     RESPONSE:

     We have revised our disclosure on Note 2 - "Basis of Presentation and Recently Issued Accounting Pronouncements - Vehicles" to state the following:

"VEHICLES

     Leased vehicles are carried at cost, net of accumulated depreciation. Depreciation for vehicles is provided using straight line method at a rate of 16% per annum.

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     Once a vehicle enters the "Rent to Own" program it is no longer depreciated as it is deemed to have been sold.

     We depreciate leased vehicles for a period generally for 12 to 36 months at 16% per annum depending on when the vehicles enter in to the "Rent to Own" program.

     Vehicle-related interest expense amounts were $29,815 and $29,927 for 2011 and 2010 respectively; and $41,003 and $22,412 for the 9 months ended September 30, 2012 and September 30, 2011 respectively."

     We have revised our disclosure on Note 4 - "Vehicles and Property and Equipment" to state the following:

     "Leased vehicles are carried at cost, net of accumulated depreciation. Whilst the vehicles are in the "Easy Car Leasing" program, depreciation for these vehicles is provided using straight line method at a rate of 16% per annum.

     Once a vehicle enters the "Rent to Own" program it is no longer depreciated as it is deemed to have been sold.

     Depreciation expense for December 31, 2010 and 2011 were $122,820 and $161,489 respectively; also $120,064 and $126,421 for the 9 months ended September 30, 2012 and September 30, 2011 respectively."

REVENUE RECOGNITION, PAGE F-8

25. You indicate that revenue is recognized upon execution of the agreement which provides for non-refundable thirty-six month lease terms. Generally, the customer only has the right to acquire title through payment of all required lease payments. However, based on the description of your current operations on page 31, it appears that a customer can terminate the rent-to-own contract and return the car at any time and, in this event, you cannot enforce collection for non-payment of future rents. Therefore, it is unclear why you believe it is appropriate to record an installment sale receivable upon execution of the 36-month lease agreement. For guidance related to installment sales, refer to ASC Topic 605-10-25-3.

     RESPONSE:

     When a vehicle is passed from the "Easy Car Leasing" program to the "Rent to Own" program and is subsequently sold, it automatically comes out of our fleet's inventory. The total amount to be paid by the client during the term of the lease is deemed to be "Installments sales receivable" due to the fact that the client is contractually obliged to make all the payments.

     However, the client has the option to return the car, and if the client chooses to do so, the vehicle is put back into our inventory and valued at the total amount of outstanding lease payments.

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
NOTE 7 - INSTALLMENT SALES RECEIVABLE, PAGE F-14

26. Please revise your disclosures to clearly and consistently describe your business model. For example, you refer to an initial 12-month rental phase in Note 7, but your response to our previous comment 25 states that your cars are in the Easy Car Leasing program for 24 or 36 months. Also, on page 3, you indicate that vehicles are transferred to your rent-to-own program after 12 months, but your disclosure on page 4 states that you deploy vehicles to your rent-to-own program once they are between one and three years old. Please make all necessary revisions to ensure clear and consistent disclosure with respect to your business model as well as the related accounting policies for revenue recognition and depreciation.

     RESPONSE:

     We have revised our disclosure to ensure that previous inconsistencies are now consistent:

     While our vehicles are in the "Easy Car Leasing" program (between 12 and 36 months) we apply 16% depreciation per annum on a monthly pro rata basis. Once the 12 to 36 month "Easy Car Leasing" program ends, the vehicles enter into the "Rent to Own" program which is in essences a sale agreement payable in 36 equal installments. The cars are "effectively" sold to specific clients, so there is no more depreciation applied to the revenue earning assets (Vehicles - Cars). The price at which a car is sold minus the net cost of the car (initial purchase price less accumulated depreciation over the 12 to 36 month lease term at 16% per annum) determines if there is loss or a gain on the ultimate disposition of the asset (Vehicle).

GENERAL

27. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

     RESPONSE:

     We will update our financial statements in a subsequent amendment to our registration statement to include audited financial statements for the fiscal year ended December 31, 2012.

28. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

     RESPONSE:

     A currently dated consent from our independent registered public accounting firm is included as an exhibit to our amended filing.

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
     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

     Law Offices of David E. Wise, P.C.
     The Colonnade,
     9901 IH-10 West, Suite 800,
     San Antonio, Texas 78230.

     Telephone: (210) 558-2858
     Facsimile: (210) 579-1775
     Email: wiselaw@verizon.net

Very truly yours,

Arrow Cars International Inc.


By: /s/ Jeremy Harris
   -------------------------------------
   Jeremy Harris
   President and Chief Executive Officer

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